Mail Stop 4720

July 13, 2009

Via Facsimile and U.S. Mail

G. Richard Ferdinandtsen
President and Chief Operating Officer
American National Insurance Company
One Moody Plaza
Galveston, Texas 77550-7999

Re: **American National Insurance Company**
Amendment No. 2 to Registration Statement on Form 10-12B, filed July 1,
2009
File No. 001-34280

Dear Mr. Ferdinandtsen:

We have completed our review of your Amendment No. 2 to Registration
Statement on Form 10-12B and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director

cc: Gregory S. Garrison
        Sean A. Monticello
        Greer, Herz & Adams, L.L.P.
        One Moody Plaza, 18th Floor
        Galveston, Texas 77550-7990